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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
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                            SCHEDULE 14D-9
                          (Amendment No. 15)

                 SOLICITATION/RECOMMENDATION STATEMENT

                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
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                            ITT CORPORATION

                       (Name of Subject Company)
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                            ITT CORPORATION

                 (Name of Person(s) Filing Statement)
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                      Common Stock, no par value
      (including the associated Series A Participating Cumulative
                   Preferred Stock Purchase Rights)
                    (Title of Class of Securities)

                              450912 10 0
                 (CUSIP Number of Class of Securities)




                         RICHARD S. WARD, Esq.
                       Executive Vice President,
                General Counsel and Corporate Secretary
                            ITT Corporation
                      1330 Avenue of the Americas
                        New York, NY 10019-5490
                            (212) 258-1000

             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications
             on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        PHILIP A. GELSTON, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                        New York, NY 10019-7475
                            (212) 474-1000


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                             INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 8.  Additional Information to be Furnished.

          The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

          On June 17, 1997, the Company announced that it completed the sale of a 39.8% interest in MSG to Cablevision for $500 million in cash. A copy of the press release announcing the transaction is filed as Exhibit 62 hereto and is incorporated herein by reference.


Item 9. Exhibits.

          The response to Item 9 is hereby amended by adding the following new exhibit:


62.       Text of Press Release issued by the Company dated June 17,
          1997.


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                               SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                         ITT CORPORATION



                         By   /s/ RICHARD S. WARD
                            -----------------------------------
                            Name: Richard S. Ward
                            Title: Executive Vice President,
                                   General Counsel and
                                   Corporate Secretary


Dated as of June 18, 1997

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                             EXHIBIT INDEX



Exhibit              Description                       Page No.

(62)      Text of Press Release issued by the Company
          dated June 17, 1997.........................